UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

USA Truck, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

902925106

(CUSIP Number)

Todd F. Carlson, Esq.
General Counsel
Knight Transportation, Inc.
5601 West Buckeye Road
Phoenix, Arizona 85043

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Knight Capital Growth LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 829,946
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 829,946

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 829,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 902925106	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Knight Transportation, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Arizona
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 829,946
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 829,946
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 829,946
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

13D	Page 3 of 4 Pages

Item 1.  Security and Issuer.

 This statement relates to the shares of common stock, par value $0.01 per share (the “Shares”), issued by USA Truck, Inc. (the “Issuer” or “USA Truck”). The address of the principal executive offices of the Issuer is 3200 Industrial Park Road, Van Buren, Arkansas.

Item 2.  Identity and Background.

The persons filing this statement are Knight Transportation, Inc. (“Knight Transportation”) and Knight Capital Growth LLC (“Knight Capital”, together with Knight Transportation, the “Reporting Persons”). The principal place of business of each of the Reporting Persons is 5601 West Buckeye Road, Phoenix, Arizona.

Knight Transportation is the managing and sole member of Knight Capital. Knight Transportation is primarily engaged in the business of providing truckload transportation services.

Knight Capital is primarily engaged in the business of holding investments.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of each of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor the managing member or executive officers of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

The aggregate purchase price of the Shares purchased by the Reporting Persons was approximately $5,809,622. The source of funding for the purchases of these Shares was the general working capital of Knight Transportation.

Item 4.  Purpose of Transaction.

Based on its evaluation of public information and knowledge of the trucking industry, Knight Transportation believes there is a compelling strategic rationale for a combination with USA Truck.    Accordingly, Knight Transportation has at various times evaluated the possibility of a combination with USA Truck and communicated to USA Truck several proposals for a transaction, all of which were rejected by USA Truck.   On August 28, 2013, Knight Transportation submitted to USA Truck a written proposal to acquire all of the outstanding Shares for $9.00 per share in cash.  On September 6, 2013, USA Truck’s Board of Directors rejected Knight Transportation’s August 28, 2013 proposal as inadequate and indicated that “the Company is not for sale.”   In light of USA Truck’s negative response, Knight Transportation communicated to USA Truck that Knight Transportation saw no merit in engaging in discussions directly with USA Truck management.       A copy of Knight Transportation’s written proposal is filed herewith as Exhibit 2 and is incorporated by reference into this Item 4.

Notwithstanding USA Truck’s rejection of its proposal, Knight Transportation believes that USA Truck stockholders will find its $9.00 per share proposal to be very attractive. Accordingly, Knight Transportation decided to publicly disclose its proposal by issuing the press release that is filed herewith as Exhibit 3 and is incorporated by reference into this Item 4.

The Reporting Persons decided to purchase Shares as part of its effort to pursue an acquisition of USA Truck.   In furtherance of this effort, Knight Transportation will seek to engage in discussions with the management and board of directors of USA Truck, other stockholders and other persons regarding the possibility of a potential acquisition of USA Truck on the basis of Knight Transportation’s August 28, 2013 proposal.  Knight Transportation may also purchase additional Shares in the open market or through private transactions.

Item 5.  Interest in Securities of the Issuer.

The following sets forth, as of September 26, 2013, the aggregate number and percentage of Shares beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of September 26, 2013.

Reporting Person	Amount Beneficially Owned (1)	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition of	Shared Power to Dispose or to Direct the Disposition of
Knight Transportation	829,946	7.9%	0	829,946	0	829,946

Knight Capital	829,946	7.9%	0	829,946	0	829,946

(1)	Knight Capital is the direct owner of 829,946 Shares and Knight Transportation is the sole member and owner of all of the outstanding equity interests of Knight Capital

(2)	Based on 10,544,106 Shares outstanding as of August 2, 2013, as reported on the Issuer’s Quarterly Report on Form 10-Q for the period ended June 30, 2013, filed by the Issuer on August 14, 2013

The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons through September 26, 2013. Except as otherwise noted below, all such transactions were purchases of Shares, and the table includes commissions paid in per Share prices.

Name of Reporting Person	Date of Transaction	Type of Transaction	Amount of Shares	Price Per Share

Knight Capital	9/18/2013	Private	829,946	$7.00

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 As of the date of this Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to Be Filed as Exhibits.

99.1	Joint Filing Agreement, dated as of September 26, 2013, by and between Knight Transportation and Knight Capital

99.2	Proposal letter, dated August 28, 2013, from Knight Transportation to the Board of Directors of USA Truck

99.3	Press Release, dated September 26, 2013, issued by Knight Transportation

13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 26, 2013

KNIGHT TRANSPORTATION, INC.

/s/ Kevin P. Knight
Name: Kevin P. Knight
Title: Chief Executive Officer

KNIGHT CAPITAL GROWTH LLC

/s/ Kevin P. Knight
Name: Kevin P. Knight
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement, dated as of September 26, 2013, by and between Knight Transportation and Knight Capital

99.2	Proposal letter, dated August 28, 2013, from Knight Transportation to the Board of Directors of USA Truck

99.3	Press Release, dated September 26, 2013, issued by Knight Transportation

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Knight Transportation, Inc. 5601 West Buckeye Road, Phoenix, Arizona. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

Knight Transportation

Name	Position at Knight Transportation	Principal Occupation or Employment
Kevin P. Knight	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer, Knight Transportation
Gary J. Knight	Vice Chairman of the Board	Vice Chairman of the Board, Knight Transportation
Randy Knight	Vice Chairman of the Board	Vice Chairman of the Board, Knight Transportation
Donald A. Bliss	Director	Retired; Director, the Western and Southern Life Insurance Company and The Biltmore Bank of Arizona
Michael Garnreiter	Director	Vice President of Finance and Treasurer, Shamrock Foods Company
Richard C. Kraemer	Director	President, Chartwell Capital, Inc.
Richard J. Lehmann	Director	Founding Principal, Director and Chairman, The Biltmore Bank of Arizona
G.D. Madden	Director	President, Madden Partners
Kathryn L. Munro	Director	Principal, BridgeWest, LLC
Keith T. Knight	Chief Operating Officer	Chief Operating Officer, Knight Transportation
David A. Jackson	President	President, Knight Transportation
Adam Miller	Chief Financial Officer, Secretary, and Treasurer	Chief Financial Officer, Secretary, and Treasurer of Knight Transportation
Kevin Quast	Executive Vice President and Chief Operations Officer	Executive Vice President and Chief Operations Officer, Knight Transportation
James E. Updike, Jr.	Executive Vice President of Sales and Marketing	Executive Vice President of Sales and Marketing, Knight Transportation

Knight Capital

Name	Position at Knight Capital	Principal Occupation or Employment
Kevin P. Knight	Chief Executive Officer	Chairman of the Board and Chief Executive Officer, Knight Transportation
Gary J. Knight	President	Vice Chairman of the Board, Knight Transportation
Keith T. Knight	Chief Operating Officer	Chief Operating Officer, Knight Transportation
David A. Jackson	Secretary & Treasurer	President, Knight Transportation